Exhibit 21.1

List of Subsidiaries

1.	Flowerfield Properties, Inc.

2.	GSD Flowerfield, LLC

3.	GSD Port Jefferson, LLC

4.	GSD Cortlandt, LLC

5.	Buttonwood Acquisition, LLC